UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Sentra Consulting Corp.
                             -----------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   81731G 10-0
                                   -----------
                                 (CUSIP Number)

                         David Lubin & Associates, PLLC
                            26 East Hawthorne Avenue
                          Valley Stream, New York 11580
                                 (516) 887-8200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 21, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1

          Sander Hirth

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a) [_]
                    (b) [_]

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3         SEC USE ONLY

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4         SOURCE OF FUNDS (See Instructions)
          PF
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
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                   7     SOLE VOTING POWER
                         2,020,000 shares of common stock
Number of          -------------------------------------------------------------
Shares             8     SHARED VOTING POWER
Beneficially             -0-
Owned By           -------------------------------------------------------------
Each               9     SOLE DISPOSITIVE POWER
Reporting                2,020,000 shares of common stock
Person             -------------------------------------------------------------
With               10    SHARED DISPOSITIVE POWER
                         -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,020,000 of common stock

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.78%
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14        TYPE OF REPORTING PERSON
                IN
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

Item 1. Security and Issuer

Security:         Common Stock, $.001 par value
                  Series A Convertible Preferred Stock

Issuer:           Sentra Consulting Corp. (the "Issuer")
                  15 Hoover Street
                  Inwood, NY 11096

Item 2. Identity and Background.

      (a) This statement is being filed by Sander Hirth referred to as the "Reporting Person".

      (b) The residence or business address the Reporting Person is 3301 North East 183rd Street, Aventura, Florida 33160.

      (c) The Reporting Person is retired.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

      On August 17, 2007, Sander Hirth purchased 450 shares of the Issuer's Series A Convertible Preferred Stock at a purchase price of $1,000 per share, for an aggregate purchase price of $450,000. Such shares were purchased with the Reporting Person's personal funds.

      As of December 21, 2007, each share of Series A Convertible Preferred Stock is convertible into shares of the Issuer's common stock at a conversion rate of $0.25 per share for an aggregate of 1,800,000 shares of common stock beneficially owned by the Reporting Person.

      Each holder of shares of Series A Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of Series A Convertible Preferred Stock could be converted and shall have voting rights and powers equal to the voting rights and powers of the common stock and shall vote together with the common stock as a single class.

            On December 21, 2007, the Issuer, Karat Platinum LLC, and each of the members of Karat Platinum LLC entered into an Exchange Agreement. Pursuant to the agreement, the Reporting Person exchanged his membership interests in Karat Platinum LLC for 220,000 shares of the Issuer's common stock of the 2,020,000 shares of common stock reported herein.

      As described above, the Reporting Person beneficially owns an aggregate of 2,020,000 shares of the Issuer's common stock.

Item 4. Purpose of Transaction

      The Reporting Person acquired the shares of Series A Convertible Preferred Stock discussed above for investment purposes. The Reporting Person acquired the 220,000 shares of the Issuer's common stock reported herein in exchange for his membership interests of Karat Platinum LLC. The Reporting Person does not have any present plans or proposals which would result or relate to any of the transactions described in subparagraphs (a) through (j) of Section 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) The Issuer has 33,175,000 issued and outstanding shares of common stock as of December 21, 2007. The Reporting Person owns 220,000 shares of the Issuer's common stock in addition to shares of Series A Convertible Preferred Stock which are convertible into 1,800,000 shares of common stock of the Issuer.

      (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares reported above in this Item 5.

      (c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

      (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Upon the exchange of his membership interests in Karat Platinum LLC for the Issuer's common stock, the Reporting Person entered into a Lock-Up Agreement with the Issuer whereby he agreed that until December 21, 2009 he will not sell any of the 220,000 shares of common stock of the Issuer he received in exchange for his membership interests in Karat Platinum LLC. Although the Lock-Up Agreement provides for customary exceptions for transfers to family members and gifts, each transferee must agree to be bound by the transfer restrictions of the Lock-Up Agreement. In addition, the provisions of the agreement could be waived, upon the approval of 80% of the Board of Directors of the Issuer.

      Other  than  the  Lock-Up   Agreement,   there  are  no  other  contracts,
arrangements, understandings or other relationships by or among the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

99.1  Lock-Up   Agreement  dated  December  21,  2007,  by  and  between  Sentra
      Consulting Corp. and Sander Hirth.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 31, 2007


                                                     /s/ Sander Hirth
                                                     -----------------------
                                                     Name: Sander Hirth


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).